

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2019

Christopher M. Jones
President and Chief Executive Officer
Westwater Resources, Inc.
6950 South Potomac Street, Suite 300
Centennial, Colorado 80112

      Re: Westwater Resources, Inc.
           Registration Statement on Form S-3
           File No. 333-234236
           Filed October 17, 2019

Dear Mr. Jones:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Energy & Transportation

cc: David Crandall, Esq